Aerie Pharmaceuticals, Inc.

2030 Main Street, Suite 1500

Irvine, California 92614

July 28, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Insurance and Healthcare

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.
Form 10-K
Filed March 9, 2017
File No. 001-36152

Dear Ms. Hayes:

We have received your letter, dated July 19, 2017, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed by Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) and in this letter we respond to the Staff’s comments. For your convenience, our response is prefaced by the comment in italicized text.

Item 1. Business

Intellectual Property, page 16

1.	Please expand your disclosure in future filings regarding your patent protection for your current product candidates and proprietary technology to disclose the foreign jurisdictions where you have issued patents or pending patent applications, and the corresponding expiration dates (or expected expiration dates).

Aerie acknowledges the Staff’s comment and will expand the Company’s disclosure regarding patent protection for current product candidates and proprietary technology to disclose the foreign jurisdictions where the Company has issued patents or pending patent applications, and the corresponding expiration dates (or expected expiration dates) in future filings.

*    *    *

Thank you for your attention to our response to your comment. Should any questions arise in connection with this response letter, please contact me at 908-947-3540.

Very truly yours, AERIE PHARMACEUTICALS, INC.

By:	/s/ Richard J. Rubino
Name: Richard J. Rubino
Title: Chief Financial Officer